Exhibit No. 11.2

ARMSTRONG HOLDINGS, INC. AND SUBSIDIARIES

COMPUTATION FOR DILUTED EARNINGS PER SHARE

(AMOUNTS IN MILLIONS EXCEPT FOR PER-SHARE DATA)

	2006	2005	2004
Diluted earnings (loss) per share
Net earnings (loss)	$1,226.4	$112.1	$(80.8)
Average number of common shares outstanding	40.6	40.5	40.5
Average number of common shares issuable under stock options or restricted stock grants	—	0.2	0.2

Average number of common and common stock equivalents outstanding	40.6	40.7	40.7
Diluted earnings (loss) per share	$30.21	$2.75	$(2.00)

In 2004, the diluted loss per share is calculated using basic common shares outstanding since using diluted common shares would be anti-dilutive.